Exhibit 99.1

Copa Holdings Reports Net Income of $57.7 million and EPS of $1.36 for the Third Quarter of 2018

Panama City, Panama — Nov 14, 2018. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the third quarter of 2018 (3Q18). The terms “Copa Holdings" and "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the third quarter of 2017 (3Q17).

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported net income of US$57.7 million for 3Q18 or earnings per share (EPS) of US$1.36, as compared to net income of US$105.3 million or earnings per share of US$2.48 in 3Q17.

▪	Operating income for 3Q18 came in at US$74.3 million, representing a 38.4% decrease over operating income of US$120.7 million in 3Q17, mainly as a result of a 4.3% increase in unit costs (CASM) due to higher fuel prices, and a 4.2% decrease in unit revenues (RASM) mostly due to weakness of the Brazilian and Argentinian currencies. Operating margin for 3Q18 came in at 11.0%, compared to an operating margin of 18.3% in 3Q17.

▪	For 3Q18, consolidated passenger traffic grew 4.8% while consolidated capacity grew 6.6%. As a result, consolidated load factor for the quarter decreased 1.4 percentage points to 84.3%.

▪	Total revenues for 3Q18 increased 2.1% to US$672.4 million. Yield per passenger mile decreased 3.3% to 11.6 cents and RASM came in at 10.1 cents, or 4.2% below 3Q17.

▪	Operating cost per available seat mile (CASM) increased 4.3% from 8.6 cents in 3Q17 to 9.0 cents in 3Q18, driven by a 31.6% increase in the effective price of jet fuel. CASM excluding fuel costs decreased 5.5% from 6.3 cents in 3Q17 to 6.0 cents in 3Q18, mainly as a result of timing of expenses, fewer operational disruptions and cost reduction efforts.

▪	Cash, short-term and long-term investments ended the quarter at US$915.8 million, representing 36.0% of the last twelve months’ revenues.

▪	Copa Holdings ended the quarter with a consolidated fleet of 102 aircraft – 1 Boeing 737 MAX9, 68 Boeing 737-800s, 14 Boeing 737-700s, and 19 Embraer-190s.

▪	For 3Q18, Copa Airlines had an on-time performance of 88.3% and a flight-completion factor of 99.8%, maintaining its position among the best in the industry.

Subsequent Events

▪	Copa Holdings will pay its fourth quarterly dividend of $0.87 per share on December 14, to all Class A and Class B shareholders on record as of November 30, 2018.

▪	In October and November, Copa Airlines took delivery of its 2nd and 3rd Boeing 737 MAX 9 aircraft, bringing Copa Holdings’ consolidated fleet to 104 aircraft.

▪	As a result of the Company’s continuing fleet optimization and efficiency efforts, in October the Company signed a letter of intent with Azorra Aviation for the sale of up to 6 Embraer-190 aircraft, 5 of which are expected to exit the fleet in 2019. In connection with the transaction an impairment of our entire Embraer-190 fleet and related spare parts will be caused. This impairment will generate a one-time non-cash loss of US$162.9 million, which will be recorded in the fourth quarter of 2018.

▪	As part of its process to implement the new Lease accounting standard – IFRS 16 – the Company has determined that an error existed in its previously filed annual financial statements for the years ended December 31, 2017, 2016 and 2015 filed on form 20-F with the Securities and Exchange Commission (SEC). The error relates to the application of International Accounting Standard No. 16 related to componentization of required maintenance overhauls on our owned aircraft, which if properly applied, would have resulted in more quickly depreciating a portion of the owned aircraft, related to the first maintenance event for the airframe and certain components. The error in the application of this policy dates back to our initial adoption of IFRS in the year ended December 31, 2010, and the principal impact of the correction is to reduce Property and Equipment and Retained Earnings, as well as to increase depreciation for each of the three years ended December 31, 2017. The correction is non-cash. The estimated impact on the opening retained earnings as of January 1, 2015 is a reduction in equity of US$180 million, and for depreciation in each of the three years ended December 31, 2017 is an increase of US$15 million. The Company will file an amended Form 20F/A to reflect these adjustments.

Consolidated Financial & Operating Highlights	3Q18	3Q17*	Variance vs. 3Q17	2Q18	Variance vs. 2Q18
Revenue Passengers Carried ('000)	2,591	2,518	2.9%	2,458	5.4%
RPMs (mm)	5,587	5,330	4.8%	5,384	3.8%
ASMs (mm)	6,629	6,221	6.6%	6,446	2.8%
Load Factor	84.3%	85.7%	-1.4 p.p.	83.5%	0.7 p.p.
Yield	11.6	12.0	-3.3%	11.4	2.3%
PRASM (US$ Cents)	9.8	10.3	-4.8%	9.5	3.2%
RASM (US$ Cents)	10.1	10.6	-4.2%	9.8	3.1%
CASM (US$ Cents)	9.0	8.6	4.3%	9.0	0.8%
CASM Excl. Fuel (US$ Cents)	6.0	6.3	-5.5%	6.0	-0.1%
Fuel Gallons Consumed (Millions)	84.2	80.0	5.3%	81.7	3.2%
Avg. Price Per Fuel Gallon (US$ Dollars)	2.40	1.82	31.6%	2.35	2.3%
Average Length of Haul (Miles)	2,156	2,117	1.9%	2,190	-1.6%
Average Stage Length (Miles)	1,331	1,300	2.4%	1,331	-0.1%
Departures	33,775	32,593	3.6%	32,843	2.8%
Block Hours	114,009	108,916	4.7%	110,893	2.8%
Average Aircraft Utilization (Hours)	12.3	11.7	4.4%	12.1	1.6%
Operating Revenues (US$ mm)	672.4	658.7	2.1%	634.1	6.0%
Operating Income (US$ mm)	74.3	120.7	-38.4%	57.1	30.2%
Operating Margin	11.0%	18.3%	-7.3 p.p.	9.0%	2.0 p.p.
Net Income (US$ mm)	57.7	105.3	-45.2%	49.9	15.7%
Adjusted Net Income (US$ mm) (1)	57.7	102.4	-43.6%	49.9	15.7%
EPS - Basic and Diluted (US$)	1.36	2.48	-45.2%	1.18	15.7%
Adjusted EPS - Basic and Diluted (US$) (1)	1.36	2.41	-43.6%	1.18	15.7%
# of Shares - Basic and Diluted ('000)	42,469	42,430	0.1%	42,447	0.1%

(1 Adjusted Net Income and Adjusted EPS for 3Q17 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges.

* Restated for retrospective adoption of IFRS 15.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

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MANAGEMENT’S COMMENTS ON 3Q18 RESULTS

While the third quarter has historically been one of our strongest, high fuel prices and the continued weakness of the Brazilian Real and Argentine Peso significantly affected the Company´s financial results. However, even under these challenging conditions affecting our region, we delivered double-digit operating margins, world-leading ex-fuel unit costs, and very strong operational metrics.

Consolidated operating revenues increased 2.1% to US$672.4 million during the quarter on capacity growth of 6.6%. Load factor came in at 84.3%, or 1.4 percentage points below 3Q17, while yields came in at 11.6 cents, or 3.3% lower than 3Q17. As a result, passenger revenues per ASM (PRASM) decreased 4.8% from 10.3 cents in 3Q17 to 9.8 cents in 3Q18.

Operating expenses for 3Q18 increased 11.2% to US$598.1 million, while operating expenses per ASM (CASM) increased 4.3% to 9.0 cents. Excluding fuel costs, unit costs decreased 5.5% to 6.0 cents, mainly as a result of timing of expenses, fewer operational disruptions year over year, as well as cost saving efforts.

Aircraft fuel expense increased 39.2% or US$57.2 million compared to 3Q17, as a result of higher jet fuel prices and increased capacity. The Company’s effective jet fuel price increased 31.6%, from an average of US$1.82 per gallon in 3Q17 to US$2.40 per gallon in 3Q18.

The Company recorded non-operating expense of US$5.3 million for 3Q18 compared to non-operating expense of US$0.9 million for 3Q17. Non-operating expense for 3Q18 includes a US$2.6 million translation loss due to foreign currency fluctuations, and a net interest expense of US$2.7 million, while 3Q17 non-operating expense includes a net interest expense of US$3.8 million and a US$0.6 million translation gain due to foreign currency fluctuations.

Copa Holdings closed the quarter with US$915.8 million in cash, short-term and long-term investments, representing 36.0% of the last twelve months’ revenues.

Total debt at the end of 3Q18 amounted to US$1.19 billion compared to US$1.17 billion at the end of 3Q17, all of which is related to aircraft financing.

The Company has a very solid business model, which is based on operating the best and most convenient network for intra-America travel from our Hub of the Americas based in Panama’s advantageous geographic position, with the region’s lowest unit costs, best on-time performance, and strongest balance sheet. Going forward, the Company expects to continue strengthening its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its revenues, costs and product.

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OUTLOOK FOR 2018

For 2018, the Company updates its guidance as follows: Capacity growth is still expected at approximately 8%, and given the higher fuel prices and lower yields, operating margin is now expected at approximately 12%.

Financial Outlook	2018 Guidance	2017* Actual
Capacity - YOY ASM Growth	~8%	8.8%
Operating Margin	~12%	17.3%

Factored into the above-mentioned outlook is a load factor of approximately 84%, Unit Revenues (RASM) of 10.4 cents, Unit Costs excluding fuel (CASM excl. fuel) of 6.2 cents and a higher estimated effective price per gallon of jet fuel, including into-plane costs, of US$2.35 per gallon.

*Restated for retrospective adoption of IFRS 15.

OUTLOOK FOR 2019 – PRELIMINARY

For 2019, even though our visibility into the performance of the regional economies and overall operating environment remains limited, we are assuming continued weakness in the first half of the year, and a moderate recovery in the second half. Therefore, based on our operational plans and other key assumptions, we are providing a preliminary guidance as follows:

Financial Outlook	2019 – Full Year
Capacity - YOY ASM Growth	~3%
Operating Margin	11-13%

Factored into this preliminary range is a Unit Cost excluding fuel (CASM excl. fuel) of 6.2 cents. The estimated effective price per gallon of jet fuel, including into-plane costs for 2019 is US$2.35 per gallon.

CONSOLIDATED THIRD QUARTER RESULTS

Operating revenue

Consolidated revenue for 3Q18 totaled US$672.4 million, a 2.1% or US$13.7 million increase over operating revenue of US$658.7 million in 3Q17, mainly due to a 1.4% or US$9.0 million increase in passenger revenue.

Passenger revenue totaled US$649.1 million, an increase of 1.4% from passenger revenue of US$640.1 million in 3Q17. A 3.3% decrease in passenger yields, combined with a 1.4 percentage point decrease in load factor, resulted in a 4.8% decrease in PRASM, mostly related to the deteriorating demand environment in Brazil and Argentina.

Cargo and mail revenue totaled US$15.9 million in 3Q18, a 17.1% increase from 3Q17 due to additional capacity.

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Other operating revenue totaled US$7.4 million in 3Q18, a 48.1% increase from other operating revenue of US$5.0 million in 3Q17, mostly due to higher frequent flyer program revenues.

Operating expenses

For 3Q18, operating expenses increased 11.2% to US$598.1 million, representing operating cost per available seat mile (CASM) of 9.0 cents. Operating cost per available seat mile excluding fuel costs (CASM Excl. Fuel) decreased 5.5% from 6.3 cents in 3Q17 to 6.0 cents in 3Q18.

Fuel totaled US$203.1 million, a US$57.1 million or 39.2% increase over aircraft fuel expense of US$146.0 million in 3Q17. This increase was a result of 5.3% more gallons consumed as a result of increased capacity and a 31.6% higher average price per gallon of jet fuel (all-in), which averaged US$2.40 in 3Q18, compared to US$1.82 in 3Q17.

Wages, salaries, benefits and other employees' expenses totaled US$109.8 million, an 5.8% increase over salaries and benefits of US$103.8 million in 3Q17. This was mainly driven by growth in operational staff to support current capacity and future growth, as well as salary adjustments which were partially offset by lower variable compensation.

Passenger servicing totaled US$26.5 million, a 1.9% decrease over passenger servicing of US$27.0 million in 3Q17. This decrease resulted primarily from fewer operational disruptions than in 3Q17.

Airport facilities and handling charges totaled US$47.4 million, a 4.8% increase over US$45.2 million in 3Q17. This was primarily a result of an increase in departures and passenger traffic.

Sales and distribution totaled US$51.8 million, a 3.4% increase over an expense of US$50.1 million in 3Q17. This increase was mainly a result of an increase in net bookings, partly offset by lower effective commission rates.

Maintenance, material and repairs totaled US$24.6 million, a 38.1% decrease from maintenance, material and repairs of US$39.8 million in 3Q17, as a result of timing of certain maintenance expenses and fewer expenses related to lease returns.

Depreciation and amortization totaled US$44.4 million in 3Q18, a 6.2% increase over depreciation of US$41.8 million in 3Q17, mainly due to fleet growth.

Flight operations, aircraft rentals and other rentals, cargo and courier expenses combined increased 1.6%, from US$61.7 million in 3Q17 to US$62.7 million in 3Q18, mainly as a result of growth in block hours, offset by lower aircraft lease expenses.

Other operating and administrative expenses totaled US$27.7 million in 3Q18, an increase of 22.8% versus 3Q17, mostly related to the adoption of IFRS 9 (Financial Instruments) and timing of overhead expenses.

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Non-operating income (expense)

Consolidated non-operating income (expense) resulted in a net expense of US$5.3 million in 3Q18, compared to a net expense of US$0.9 million in 3Q17.

Finance cost totaled US$9.0 million in 3Q18, a 3.6% increase from US$8.6 million in 3Q17 due to higher interest rates and higher debt volume.

Finance income totaled US$6.2 million, a 29.7% increase over US$4.8 million in 3Q17, as a result of higher investment yields.

Gain (loss) on foreign currency fluctuations totaled a US$2.6 million loss, compared to a US$0.6 million gain in 3Q17. This was a translational currency loss driven mostly by the currencies in Brazil and Argentina.

Net change in the value of derivatives had no effect in 3Q18 as we had no derivative contracts, compared to a gain of US$2.9 million in 3Q17 related to the mark-to-market of fuel hedge contracts.

Other non-operating income (expense) had no significant effect in 3Q18 compared to a net expense of US$0.6 million in 3Q17.

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 80 destinations in 32 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 104 aircraft: 3 Boeing 737 MAX 9s, 82 Boeing 737NGs and 19 Embraer-190s. For more information visit: www.copa.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: 011 507 304-2774

www.copa.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

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Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	3Q18	3Q17*	Change	2Q18	Change
Operating Revenues
Passenger revenue	649,110	640,089	1.4%	611,605	6.1%
Cargo and mail revenue	15,919	13,600	17.1%	16,003	-0.5%
Other operating revenue	7,375	4,979	48.1%	6,528	13.0%
Total Operating Revenue	672,405	658,668	2.1%	634,136	6.0%

Operating Expenses
Fuel	203,121	145,968	39.2%	192,474	5.5%
Wages, salaries, benefits and other employees' expenses	109,814	103,775	5.8%	108,449	1.3%
Passenger servicing	26,487	27,008	-1.9%	26,113	1.4%
Airport facilities and handling charges	47,415	45,222	4.8%	45,945	3.2%
Sales and distribution	51,832	50,126	3.4%	52,760	-1.8%
Maintenance, materials and repairs	24,626	39,777	-38.1%	27,840	-11.5%
Depreciation and amortization	44,435	41,847	6.2%	43,261	2.7%
Flight operations	27,434	26,535	3.4%	25,417	7.9%
Aircraft rentals and other rentals	33,105	33,382	-0.8%	32,968	0.4%
Cargo and courier expenses	2,139	1,801	18.8%	2,046	4.6%
Other operating and administrative expenses	27,705	22,569	22.8%	19,787	40.0%
Total Operating Expense	598,113	538,011	11.2%	577,061	3.6%

Operating Profit	74,292	120,657	-38.4%	57,076	30.2%

Non-operating Income (Expense):
Finance cost	(8,954)	(8,639)	3.6%	(9,181)	-2.5%
Finance income	6,228	4,801	29.7%	6,038	3.1%
Gain (loss) on foreign currency fluctuations	(2,571)	593	n/m	3,583	n/m
Net change in fair value of derivatives	-	2,946	n/m	-	n/m
Other non-operating income (expense)	40	(616)	n/m	(279)	n/m
Total Non-Operating Income/(Expense)	(5,257)	(916)	n/m	162	n/m

Profit before taxes	69,035	119,741	-42.3%	57,237	20.6%

Income tax expense	11,298	14,416	-21.6%	7,343	53.9%

Net Profit	57,737	105,325	-45.2%	49,894	15.7%

EPS - Basic and Diluted	1.36	2.48	-45.2%	1.18	15.7%
Shares - Basic and Diluted	42,469,122	42,429,841	0.1%	42,447,386	0.1%

* Restated for retrospective adoption of IFRS 15

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Copa Holdings, S. A. and subsidiaries

Balance Sheet - IFRS

(US$ Thousands)

	September 30	December 31
	2018	2017
	(Unaudited)	(Restated) *

ASSETS

Current Assets
Cash and cash equivalents	170,731	238,792
Restricted cash and cash equivalents	-	-
Short-term investments	579,246	705,108
Total cash, cash equivalents and short-term investments	749,977	943,900

Accounts receivable, net	117,775	115,323
Accounts receivable from related parties	1,510	318
Expendable parts and supplies, net	93,294	81,825
Prepaid expenses	77,032	45,421
Other current assets	11,924	11,701
TOTAL CURRENT ASSETS	1,051,512	1,198,488

Long-term investments	165,856	65,953
Long-term accounts receivable	2,141	2,444
Long-term prepaid expenses	26,189	26,130
Property and equipment, net	2,972,969	2,825,904
Intangible, net	93,453	81,115
Net pension asset	4,879	3,185
Deferred tax assets	14,715	18,572
Other Non-Current Assets	33,638	31,140
TOTAL NON-CURRENT ASSETS	3,313,840	3,054,443

TOTAL ASSETS	4,365,351	4,252,931

LIABILITIES AND EQUITY

Current Liabilities:
Current maturities of long-term debt	268,994	298,462
Accounts payable	125,834	116,554
Accounts payable to related parties	10,551	12,880
Air traffic liability	489,499	477,168
Frequent flyer deferred revenue	64,175	50,312
Taxes and interest payable	27,949	81,440
Accrued expenses payable	44,263	60,321
Income tax payable	-	3,700
Other Current Liabilities	64	1,156
TOTAL CURRENT LIABILITIES	1,031,328	1,101,993

Long-term debt	918,688	876,119
Other long - term liabilities	130,805	123,182
Deferred tax Liabilities	46,586	50,628
TOTAL NON-CURRENT LIABILITIES	1,096,079	1,049,929

TOTAL LIABILITIES	2,127,407	2,151,922

EQUITY
Issued Capital
Class A - 33,817,684 issued and 31,257,214 outstanding	21,087	21,038
Class B - 10,938,125 shares issued and outstanding	7,466	7,466
Additional Paid-In Capital	78,249	72,945
Treasury Stock	(136,388)	(136,388)
Retained Earnings	2,027,386	1,775,426
Net Income	244,103	364,410
Other Comprehensive Income	(3,960)	(3,888)
TOTAL EQUITY	2,237,944	2,101,009

TOTAL LIABILITIES AND EQUITY	4,365,351	4,252,931

* Restated for retrospective adoption of IFRS 15

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Copa Holdings, S. A. and subsidiaries

Consolidated Statement of Cash Flows

For the nine months ended September 30,

(In US$ thousands)

	2018	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities	298,084	522,527	384,822
Cash flow used in investing activities	(129,541)	(344,088)	(170,057)
Cash flow used in financing activities	(236,604)	(260,533)	(197,677)
Net (decrease) increase in cash and cash equivalents	(68,061)	(82,094)	17,088
Cash and cash equivalents at January 1	238,792	331,687	204,715
Cash and cash equivalents at September 30	$170,731	$249,593	$221,803

Short-term investments	579,246	565,994	540,502
Long-term investments	165,856	155,953	954
Restricted cash and cash equivalents	-	-	10,128
Total cash and cash equivalents and investments at September 30	$915,833	$971,540	$773,387

* Restricted cash corresponds to margin calls to secure derivative financial instruments transactions.

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Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Net Income
and Adjusted EPS	3Q18	3Q17*	2Q18

Net profit as Reported	$57,737	$105,325	$49,894

Special Items (adjustments):
Net change in fair value of derivatives	$-	$(2,946)	$-
Adjusted Net Income	$57,737	$102,379	$49,894

Shares used for Computation (in thousands)
Basic and Diluted	$42,469	$42,430	$42,447

Adjusted earnings per share - Basic and Diluted	$1.36	$2.41	$1.18

Reconciliation of Operating Costs per ASM
Excluding Fuel (CASM Excl. Fuel)	3Q18	3Q17*	2Q18

Operating Costs per ASM as Reported (in US$ Cents)	9.0	8.6	9.0
Aircraft fuel per ASM (in US$ Cents)	(3.1)	(2.3)	(3.0)
Operating Costs per ASM excluding fuel (in US$ Cents)	6.0	6.3	6.0

* Restated for retrospective adoption of IFRS 15

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